UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 19, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on January 19, 2022, entitled "Equinor’s share savings plan allocates shares".

Equinor’s share savings plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 14 January 2022 for use in the group’s share savings plan have on 19 January 2022 been distributed to the employees in accordance with their savings amount.

In addition, bonus shares have been allocated based on participation in the plan in 2019.

Following this, the share savings plan has 9,186,995 shares.

Equinor’s primary insiders, and their close associates, who participate in the share savings plan have been allocated bonus shares at an average price of NOK 254.6852 per share.

Details on individual allocation of shares to primary insiders are set forth in the attachment included in this notice.

This information is subject to disclosure obligations pursuant to the EU Market Abuse Regulation, ref. Section 3-1 in the Norwegian Securities Trading Act.

Attachment:

20220119_details-allocation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: January 19, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer